Exhibit 99.1

VBL Therapeutics Reports Full Year 2021 Financial Results and Provides Corporate Update

●	OVAL top-line data for ofra-vec progression free survival (PFS) primary endpoint expected in 2H 2022; with positive results, VBL anticipates submitting a Biologics License Application (BLA) in 1H 2023

●	Completed patient enrollment in the 409 patient OVAL Phase 3 registration enabling trial investigating ofra-vec in patients with platinum-resistant ovarian cancer

●	Preliminary data from ofra-vec Phase 2 trials in mCRC and rGBM expected in 2022

●	VB-601, a monoclonal antibody targeting monocytes for prevalent and chronic inflammatory disorders, expected to enter the clinic in 2H 2022

●	KOL event in NYC to discuss ofra-vec in ovarian cancer planned for April 11, 2022

●	Conference Call and Webcast at 8:30 a.m. EDT Today

TEL AVIV, Israel and NEW YORK, March 23, 2022 (GLOBE NEWSWIRE) – VBL Therapeutics (Nasdaq: VBLT) (VBL), a late-clinical stage biotechnology company focused on developing first-in-class therapeutics for difficult-to-treat malignant and solid tumors and immune or inflammatory indications, today announced financial results for the fiscal year ended December 31, 2021, and provided a corporate update.

“2021 was a year of excellent progress for VBL as we advanced our development programs, strengthened our management team and established a direct presence in the United States,” said Dror Harats, M.D., Chief Executive Officer of VBL. “The company is positioned for a potentially transformational year in 2022 as we look forward to the PFS primary endpoint top-line data readout in the Phase 3 OVAL trial in the second half of 2022. We are also expecting preliminary data on ofra-vec from the Phase 2 trials in mCRC and rGBM and plan to enter the clinic in the second half of the year with VB-601, the first candidate from our novel anti-inflammatory program targeting monocytes. We are pleased with the progress and execution at VBL and see multiple opportunities to create value in 2022.”

Fourth Quarter and Recent Corporate Highlights

Development Programs

●	Enrollment in the Phase 3 OVAL registration-enabling trial in recurrent platinum-resistant ovarian cancer has been completed, with a total of 409 patients enrolled globally.
●	The Independent Data Safety Monitoring Committee for the OVAL trial conducted a pre-planned safety review of the 370 patients randomized in the trial by December 31, 2021 and unanimously recommended that the trial continue as planned.
●	Ofra-vec Phase 2 clinical trials in recurrent glioblastoma multiforme (rGBM) and metastatic colorectal cancer (mCRC) continue as planned, with preliminary data expected in 2022.
●	IND-enabling toxicology studies have been successfully completed for VB-601, a monoclonal antibody targeting monocytes for prevalent and chronic inflammatory disorders, and demonstrated an acceptable toxicology profile to proceed into clinical development. VBL expects to initiate a first-in-human clinical trial for the program in the second half of 2022.

Corporate

●	Strengthened the management team with the appointment of Matthew Trudeau to the newly created position of Chief Commercial Officer to further advance VBL’s strategic plan to become a commercial organization, and Sam Backenroth as Chief Financial Officer.
●	Established operations in the United States.

KOL Event on Ovarian Cancer, April 11

●	VBL plans to host an in-person Key Opinion Leader (KOL) luncheon for the investment community on Monday, April 11, in New York City. The event will feature presentations and a panel discussion with KOLs who will discuss the current treatment landscape and unmet medical need in treating patients with ovarian cancer. For more details and registration to the event refer to: https://ir.vblrx.com/events/event-details/kol-event-ovarian-cancer .

Financial Results for the Full Year 2021

●	At December 31, 2021, VBL had cash, cash equivalents, short-term bank deposits and restricted bank deposits of $53.5 million. VBL expects that its cash, cash equivalents, short-term bank deposits, and restricted bank deposits will be sufficient to fund currently planned operating expenses and capital expenditures for at least twelve months from the date of the readout of top-line PFS data from the Phase 3 OVAL trial.
●	For the year ended December 31, 2021, VBL reported a net loss of $29.9 million, or ($0.45) per basic share, compared to a net loss of $24.2 million, or ($0.55) per basic share, in the comparable period in 2020.
●	Revenues for the year ended December 31, 2021, were $0.8 million, as compared to $0.9 million in the comparable period in 2020.
●	For the year ended December 31, 2021, total operating expenses were approximately $30.4 million, consisting of $22.7 million in research and development expenses, net, and $7.7 million in general and administrative expenses. This compares with total operating expenses of $25.1 million in the year ended December 31, 2020, which was comprised of $19.7 million in research and development expenses, net, and $5.4 million in general and administrative expenses.

Conference Call and Webcast, Wednesday, March 23, 2022 at 8:30am ET

Call Details

Conference ID:	13727878
US:	1-877-407-9208
Israel Local:	1-809-406-247
International:	1-201-493-6784
Webcast:	https://edge.media-server.com/mmc/p/6ntrdxh8

The live webcast will be available online and may be accessed from the “Events and Presentations” page of VBL’s website. A replay of the webcast will be available beginning approximately one hour after the conclusion of the call and will remain available for at least 30 days thereafter.

About VBL Therapeutics

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a late-clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for difficult-to-treat malignant solid tumors and immune or inflammatory indications. VBL’s novel VTS™ gene-based platform and antibody-based monocyte targeting technology enable the creation of a pipeline of programs that are designed to harness the body’s innate biological processes to provide unique solutions for significant unmet medical needs. VBL’s lead oncology product candidate, ofranergene obadenovec (`ofra-vec`, or VB-111), is an investigational targeted anti-cancer gene-based agent in development to treat a wide range of solid tumors. Ofra-vec is currently being studied in a Phase 3 registration-enabling clinical trial (NCT03398655) for platinum-resistant ovarian cancer. To learn more about VBL, please visit vblrx.com or follow VBL on LinkedIn, Twitter, YouTube or Facebook.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding timing of top-line data from the OVAL trial and its potential to support BLA submission, the and timing thereof, timing of data from other clinical trials and other clinical development timelines, including for VB-601, and 2022 opportunities for VBL, among others. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with the development of pharmaceutical product candidates, including risks associated with conducting research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, and other risks, which risks may be compounded by the ongoing COVID-19 pandemic. A further list and description of these risks, uncertainties and other risks can be found in VBL’s regulatory filings with the U.S. Securities and Exchange Commission, including in its annual report on Form 20-F for the year ended December 31, 2021, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

Daniel Ferry LifeSci Advisors +1 (617) 430-7576 daniel@lifesciadvisors.com

VASCULAR BIOGENICS LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2021	2020
	U.S. dollars in thousands
ASSETS
Current assets:
Cash and cash equivalents	$21,986	$13,184
Restricted bank deposits	-	151
Short-term bank deposits	31,164	17,110
Trade receivables	-	129
Other current assets	1,697	1,419
Total current assets	54,847	31,993

Non-current assets:
Restricted bank deposits	$362	362
Long-term prepaid expenses	182	241
Funds in respect of employee rights upon retirement	415	354
Property, plant and equipment, net	6,847	6,632
Operating lease right-of-use assets	2,008	2,124
Total non-current assets	9,814	9,713
Total assets	$64,661	$41,706

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$4,331	$1,960
Other	4,408	4,275
Deferred revenue	658	725
Current maturity of operating leases	529	393
Current maturity of finance lease liability	-	106
Total current liabilities	9,926	$7,459

Non-current liabilities:
Liability for employee rights upon retirement	546	474
Deferred revenue	-	704
Operating lease liability	1,823	2,029
Other non-current liability	188	123
Total non-current liabilities	2,557	3,330

Commitments (Note 8)

Total liabilities	$12,483	$10,789

Ordinary shares subject to possible redemption, 615,366 shares at redemption value (Note 9)	1,598	-

Shareholders’ equity:
Ordinary shares, NIS 0.01 par value; Authorized as of December 31, 2021 and 2020, 150,000,000 and 70,000,000 shares, respectively; issued and outstanding as of December 31, 2021 and 2020, 68,711,584 and 48,187,463 shares, respectively (excluding 615,366 and -0- shares subject to possible redemption, as of December 31, 2021 and December 31, 2020, respectively)	171	108
Additional paid in capital	309,355	252,561
Warrants	3,127	10,401
Accumulated deficit	(262,073)	(232,153)
Total equity	50,580	30,917
Total liabilities and equity	$64,661	$41,706

VASCULAR BIOGENICS LTD.

CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share and per share amounts)

	Year ended December 31
	2021	2020	2019
	U.S. dollars in thousands
Revenues	$768	$922	$562
Cost of revenues	(365)	(394)	(222)
Gross profit	403	528	340

Research and development expenses, net	22,695	19,656	14,714
General and administrative expenses	7,704	5,355	5,708
Operating loss	29,996	24,483	20,082

Financial income	(120)	(363)	(870)
Financial expenses	44	105	184
Financial income, net	(76)	(258)	(686)

Net loss and comprehensive loss	$29,920	$24,225	$19,396

	U.S. dollars
Loss per ordinary share
Basic and diluted	$0.45	$0.55	$0.54

	Number of shares
Weighted average ordinary shares outstanding
Basic and diluted	66,346,506	43,668,155	35,881,256